UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 16, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX THIRD QUARTER 2013 NET INCOME REACHED $22.8 MILLION (+5% QoQ; +75% YoY),

ON AVERAGE PORTFOLIO GROWTH (+9% QoQ, +25% YoY) AND HIGHER NIM

(+24 bps QoQ; +32 bps YoY)

PANAMA CITY, October 16, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter and the nine months ended September 30, 2013.

Third Quarter 2013 Business Highlights

•	The Bank’s third quarter 2013 Net Income (*) reached $22.8 million, or $0.59 per share, compared to $21.7 million, or $0.57 per share, in the previous quarter, and $13.0 million, or $0.34 per share in the third quarter 2012, as improved performance from core activities, mainly higher net interest income from average portfolio growth, higher fee income, and lower operating expenses, was partially offset by losses from holdings in the investments funds.
•	Average Commercial Portfolio balances reached $6.7 billion in the third quarter 2013 (+9% QoQ; +25% YoY), while year-to-date average balances amounted to $6.3 billion, a $1.0 billion, or 18%, increase compared to $5.3 billion in the first nine months 2012. As of September 30, 2013, the Commercial Division’s portfolio balances totaled $6.6 billion (-1% QoQ +13% YoY), reflecting more selective origination late in the quarter in order to protect margins.
•	Credit disbursements totaled $3.3 billion in the third quarter 2013, and $10.8 billion in the first nine months 2013, a 23% increase versus the $2.7 billion disbursed in the third quarter 2012, and a 38% increase compared to the $7.8 billion disbursed during the first nine months 2012, as credit demand strengthened year-over-year.
•	Net interest income reached $36.6 million in the third quarter 2013 (+24% QoQ; +46% YoY), and $92.0 million for the first nine months 2013 (+14% YoY), mainly driven by higher average loan portfolio and investment securities balances, and a reduction in average funding costs. The net interest margin increased to 1.96% in the third quarter 2013 (+24 bps, +32 bps YoY), and to 1.77% in the first nine months 2013 (+2 bps).
•	Fees and commissions totaled $3.8 million in the third quarter 2013 (+32% QoQ; +79% YoY), mainly as a result of increased commissions from the letters of credit business, while the number of executed mandated transactions and our pipeline of intermediation activities continued to grow. Year-to-date, fees and commission increased 33% to $9.0 million, mostly driven by higher loan intermediation fees from mandated transactions and growth in the letter of credit business.

•	Liquid assets totaled $877 million as of September 30, 2013, compared to $611 million as of June 30, 2013, and $520 million as of September 30, 2012, as the Bank continued to manage its liquidity proactively, increasing its liquidity position as a preventive measure in an environment of heightened market volatility. As of the same dates, the liquid assets to total assets ratio was 11.5%, 8.4%, and 8.2%, respectively.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter 2013 results: “Bladex posted strong core results this quarter, as the Bank continues to strengthen its franchise across Latin-American markets. The strategic focus on our core competencies – unique knowledge of the Region, trade finance expertise, and our capabilities in providing well-structured and timely solutions to our growing client base, while striving to become leaner, more agile and more efficient - is clearly paying off.

Year-to-date, we have seen a robust evolution of average portfolio growth, net interest margin, and fee income, as our efforts to diversify revenue flows are gaining traction. We have managed to achieve this core business growth against a backdrop of moderate GDP and trade flow growth in the Region, and indeed throughout the world, while maintaining superior portfolio quality. Our commitment to increased operational efficiency is starting to yield more tangible results, and efforts are being redoubled throughout the organization in order to reach beyond the “low hanging fruit”.

Together with a bigger and better core business, our exposure to market volatility has been greatly reduced compared to prior years, allowing us to absorb the adverse non-core results of this quarter with relative ease. Within our core business, we are able to react quickly to sudden changes or heightened volatility in the market environment, even if these events may prove to be only temporary in nature. In the last half of September, we shifted our focus from portfolio growth towards more selective, higher margin origination. With the postponement of tapering by the Federal Reserve, short term base rates and spreads in the Region have come under increased pressure, potentially putting our NIM targets at risk; hence our more margin-oriented approach in recent weeks. We also decided to temporarily reinforce liquidity levels while U.S. debt ceiling discussions continue to fan market volatility. We continue to believe that positive growth prospects in the Region will provide the environment for Bladex to do very well over the next months and quarters,” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

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(US$ million, except percentages and per share amounts)	9M13	9M12	3Q13	2Q13	3Q12
Net Interest Income	$92.0	$80.7	$36.6	$29.4	$25.1
Net Operating Income (Loss) by Business Segments:
Commercial Division	$66.7	$62.7	$25.1	$21.3	$20.7
Treasury Division	$(5.9)	$(1.6)	$(6.5)	$4.3	$(10.6)
Net Operating Income	$60.8	$61.1	$18.6	$25.6	$10.1
Net Income - business segments	$59.3	$63.6	$19.8	$23.1	$13.1
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(1.5)	$0.2	$(2.9)	$1.4	$0.0
Net Income attributable to Bladex Stockholders - business segments	$60.8	$63.4	$22.7	$21.7	$13.1
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$0.0
Net loss from discontinued operations	$0.0	$(0.6)	$0.0	$0.0	$(0.1)
Net Income attributable to Bladex Stockholders	$60.8	$68.4	$22.7	$21.7	$13.0

Net Income per Share (1)	$1.59	$1.81	$0.59	$0.57	$0.34
Book Value per common share (period end)	$22.17	$21.34	$22.17	$21.87	$21.34
Return on Average Equity (“ROE”)	9.7%	11.5%	10.7%	10.3%	6.4%
Operating Return on Average Equity ("Operating ROE") (2)	9.7%	10.2%	8.7%	12.2%	4.9%
Return on Average Assets (“ROA”)	1.2%	1.5%	1.2%	1.3%	0.9%
Net Interest Margin	1.77%	1.75%	1.96%	1.72%	1.64%
Efficiency Ratio (3)	40%	39%	41%	36%	57%

Tier 1 Capital (4)	$866	$813	$866	$854	$813
Total Capital (5)	$934	$870	$934	$921	$870
Risk-Weighted Assets	$5,439	$4,536	$5,439	$5,369	$4,536
Tier 1 Capital Ratio (4)	15.9%	17.9%	15.9%	15.9%	17.9%
Total Capital Ratio (5)	17.2%	19.2%	17.2%	17.1%	19.2%
Stockholders’ Equity	$853	$814	$853	$840	$814
Stockholders’ Equity to Total Assets	11.2%	12.8%	11.2%	11.6%	12.8%
Accumulated other comprehensive income (loss) ("OCI")	$(17)	$(1)	$(17)	$(17)	$(1)

Leverage (times) (6)	8.9	7.8	8.9	8.6	7.8
Liquid Assets / Total Assets (7)	11.5%	8.2%	11.5%	8.4%	8.2%
Liquid Assets / Total Deposits	31.2%	22.3%	31.2%	22.0%	22.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.4%	0.0%	0.0%	0.4%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.5%	1.2%	1.2%	1.5%
Credit provision to non-accruing balances	n.m. (*)	372.3%	n.m. (*)	n.m. (*)	372.3%

Total Assets	$7,613	$6,352	$7,613	$7,243	$6,352

(*) "n.m." means not meaningful.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 15, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the third quarter 2013. The dividend will be paid on November 6, 2013, to stockholders registered as of October 28, 2013.

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▪	Successful closing of three-year syndicated loan: On October 1, 2013, the Bank announced the successful closing of a US$103 million three-year syndicated loan structured and placed within Asian financial markets through Mizuho Bank, Ltd. (“Mizuho”) and Taiwan Cooperative Bank (“TCB”). This new transaction is another milestone in the process of developing Bladex’s activities in Asian markets, which further diversifies the Bank’s funding sources. Proceeds from this financing will be used to promote foreign trade, as well as the economic development and integration of Latin America, in fulfillment of Bladex’s commitment to the Region.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank established in 1975 by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance in the Region. In 1992, Bladex became the first Latin-American bank registered by the Securities and Exchange Commission (SEC), with the public offering of its Class “E” shares in the international markets.

Based in Panama, its shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and private investors. The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2013, Bladex had disbursed accumulated credits of more than $200 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 17, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 33173417.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

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